EXHIBIT 99.9

August 10, 2006

Western Sizzlin Corporation

1338 Plantation Road NE

Roanoke, VA  24012

This letter will serve as the agreement under which you will retain us to act as Information Agent in connection with the Rights Offer by Western Sizzlin Corporation to its Common stockholders (“the Offer”).

The services we will perform on your behalf will include the consultation and preparation in connection with your Offer, the delivery of material to brokers, banks, nominees and institutions, acting as Information Agent in connection with your Offer, receive in-bound calls from stockholders and telephoning holders of record and non-objecting beneficial owners (“NOBO’s”).

For the above services our fee will be $5,000.00.  The fee ($5,000.00) is earned and due upon the signing of this agreement.  Disbursements will be payable upon the initial expiration of the Offer.  Included in our disbursements will be our charge of $6.50 per in-bound call received from stockholders and made to holders of record and NOBOs.  Such amount includes labor, directory assistance and other telephone related expenses.

This agreement covers the period from August 30, 2006 through the initial expiration of the Offer.  For each extension of the Offer, there will be an additional fee of $1,000.00.

You may retain Morrow & Co. for the production and placement of all advertising copy approved by you or your legal counsel for use relating to the Rights Offer.  The rates charged by Morrow & Co. will be the regular open-line rates charged by the selected newspaper for the section in which the advertisement runs.  You recognize that the material to be published is your sole property and is not the opinion of Morrow & Co.  All advertising shall be at your sole authorization and instruction.

You agree to indemnify and hold us harmless against any loss, damage, expense (including reasonable legal fees and expenses), liability or claim relating to our participation in this offer, except where we, or our employees, fail to comply with this agreement; provided, however, that you shall not be obliged to indemnify us or hold us harmless against any such loss, damage, expense, liability, or claim which results from gross negligence, bad faith or willful misconduct on our part or of any of our employees.

At your election, you may assume the defense of any such action.  We shall advise you in writing of any such liability or claim promptly after receipt of any notice of any action or claim for which we may be entitled to indemnification hereunder.

This agreement shall be construed and enforced in accordance with the laws of the State of Connecticut and shall inure to the benefit of, and the obligations created hereby shall be binding upon, the successors and assigns of the parties hereto.

If any provision of this agreement shall be held illegal, invalid or unenforceable by any court, this agreement shall be construed and enforced as if that provision had not been contained herein and shall be deemed an agreement among us to the full extent permitted by applicable law.

Please acknowledge receipt of this agreement and confirm the arrangements herein provided by signing and returning the enclosed copy to the undersigned, whereupon this agreement and your acceptance of the terms and conditions herein provided shall constitute a binding agreement among us.

Accepted:	Very truly yours,

WESTERN SIZZLIN CORPORATION	MORROW & CO., INC.

By:	By:

Title:	Title: Managing Director

Date:

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